UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 31, 2006

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page

Item 1.	Press Release of Stratus Technologies Announcing Entry into New Credit Facilities in the Aggregate Principal Amount of $330 Million and Results to Date of Its Tender Offer and Consent Solicitation for Its 10.375% Senior Notes Due 2008	3

Signatures		4

Item 1.	Press Release of Stratus Technologies Announcing Entry into New Credit Facilities in the Aggregate Principal Amount of $330 Million and Results to Date of Its Tender Offer And Consent Solicitation for Its 10.375% Senior Notes due 2008

STRATUS TECHNOLOGIES ANNOUNCES ENTRY INTO NEW CREDIT FACILITIES IN THE AGGREGATE PRINCIPAL AMOUNT OF $330 MILLION AND RESULTS TO DATE OF ITS TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10.375% SENIOR NOTES DUE 2008

MAYNARD, Mass., March 29, 2006 – Stratus Technologies, Inc. (the “Company”) announced today that it and its affiliate, Stratus Technologies Bermuda Ltd., have entered into new credit facilities in the aggregate principal amount of $330 million, consisting of (i) a senior first lien secured term loan facility in the amount of $200 million, (ii) a senior first lien secured revolving credit facility in the amount of $30 million (which was undrawn at close) and (iii) a senior second lien secured term loan facility in the amount of $100 million.

The Company also announced that the conditions to the first payment in connection with its previously announced tender offer and consent solicitation (the “Offer”) for its 10.375% Senior Notes due 2008 (the “Notes”) (CUSIP No. 86317QAB5) were satisfied and that it accepted for purchase and has paid for approximately $142.8 million aggregate principal amount of its Notes for approximately $159.5 million in cash (including accrued interest). These Notes represented approximately 98.55% of the total outstanding principal amount of Notes. Proceeds of the new term loan facilities are being used, in part, to fund the Offer.

Holders who validly tendered and did not validly withdraw Notes prior to 5:00 p.m., New York City time, on March 21, 2006 (such date and time, the “Consent Time”) received a total purchase price for each $1,000 principal amount of Notes (which includes a consent payment of $30.00 per $1,000 principal amount of Notes) of $1,082.99. Holders of such Notes also received accrued and unpaid interest on these Notes to but excluding today’s payment date.

As previously announced, the Offer remains open and is scheduled to expire at 5:00 p.m., New York City time, on April 10, 2006, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). The final payment date would be made on the first business day after the Expiration Date, or promptly thereafter. Subject to the conditions of the Offer and acceptance of Notes for purchase by the Company, holders who validly tender and do not validly withdraw Notes after the Consent Time but at or prior to the Expiration Time will receive a purchase price for each $1,000 principal amount of Notes equivalent to the total purchase price minus a consent payment of $30.00, or $1,052.99. Holders of such Notes will also receive accrued and unpaid interest on these Notes to but excluding the final payment date in connection with the Offer, which is expected to be on or about April 11, 2006. Any Notes not tendered and purchased pursuant to the tender offer will remain outstanding and the holders thereof will be bound by the previously announced amendments to the indenture even though they have not consented to those amendments. The tender offer remains subject to, among other things, the satisfaction of certain customary conditions.

The Notes are being tendered pursuant to the Offer to Purchase for Cash and Solicitation of Consents dated March 8, 2006, and the related Letter of Transmittal and related materials, which more fully set forth the terms and conditions of the cash tender offer to purchase any and all of the outstanding principal amount of the Notes as well as the consent solicitation. Copies of these documents and any press releases of the Company that supersede the terms of these documents may be obtained from D.F. King & Co., Inc., the information agent and tender agent for the tender offer and consent solicitation, at (800) 290-6426 (US toll free) and (212) 269-5550 (collect).

The Company has engaged Goldman, Sachs & Co. to act as the exclusive dealer manager in connection with the tender offer and consent solicitation. Questions regarding the tender offer or consent solicitation may be directed to Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (US toll-free) and (212) 357-7867 (collect).

This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. The tender offer and consent solicitation are being made solely pursuant to: (1) the Offer to Purchase for Cash and Solicitation of Consents, dated March 8, 2006, (2) the related Letter of Transmittal and related materials and (3) the press releases issued by the Company on or prior to the date hereof.

About Stratus Technologies

Stratus Technologies is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, the Company is a trusted solutions provider to customers in telecommunications, financial services, banking, manufacturing, life sciences, public safety, transportation & logistics, and other industries.

Forward-Looking Statements: This press release may contain forward-looking statements. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.

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©Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)

Date: March 31, 2006	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager